Exhibit 99.1

CannTrust Announces Senior Leadership Changes

VAUGHAN, ON, July 25, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today announced immediate senior management changes and other interim actions based on the ongoing investigation being undertaken by a special committee (the “Special Committee”) of its board of directors (the “Board of Directors”).

The investigation into the Company's non-compliance with Health Canada regulations and ancillary matters uncovered new information that has resulted in a determination by the Board to terminate with cause CannTrust CEO Peter Aceto.

In addition, the Board of Directors demanded the resignation of the Company’s Chair Eric Paul and he complied.

Effective immediately, the Board has appointed Special Committee Chair Robert Marcovitch to the role of interim CEO and he will step down as a member of the Special Committee. A seasoned chief executive, Mr. Marcovitch was most recently the President and CEO of K2 Sports, an international developer, manufacturer, marketer and distributor of winter sports equipment. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

“Our first priority is to complete the remaining items of our investigation and bring the Company’s operations into full regulatory compliance. Implementing the necessary changes is essential to the interests of our medical patients, customers, shareholders and employees,” said Mr. Marcovitch. “CannTrust has a number of strengths it can draw upon to reset and rebuild, including industry-leading research, innovation and intellectual property.”

Mark Dawber has assumed the role of Special Committee Chair.

Based on new information uncovered by the investigation, the Company made a voluntary disclosure to Health Canada. The Company will fully cooperate with the regulator in an open and transparent manner to resolve these matters fully and expeditiously.

The Company is preparing to make additional operational changes in the days and weeks ahead, which will be announced in due course.

At this time, the impact of these matters on CannTrust's financial results is unknown. Further updates will be provided as they become available.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada’s quality product testing and the Company’s response to Health Canada’s compliance report. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s quality product testing; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

SOURCE CannTrust Holdings Inc.